                                                                    Exhibit 99.6

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

MANAGEMENT'S REPORT

TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION
The accompanying consolidated financial statements and all information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with generally accepted Canadian accounting principles and include certain estimates that reflect management's best judgments. The significant accounting policies which management believes are appropriate for the Company are described in note 2 to the consolidated financial statements. Financial information contained throughout this annual report is consistent with these financial statements.

Management has established and maintains a system of internal control that provides reasonable assurance that all transactions are accurately recorded, that the financial statements realistically report the company's operating and financial results, and that the company's assets are safeguarded.

The Board of Directors, through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting and systems of internal control. The Audit Committee, which is comprised solely of outside directors, meets regularly with financial management and external auditors to review accounting, auditing and financial matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. The independent auditors have full and unrestricted access to the Audit Committee.


/s/ Pierre Rivard                              /s/ Robert Edwards

Pierre Rivard,                                 Robert Edwards
President, Chief Executive Officer             Vice President, Finance and Administration

March 7, 2001

AUDITORS' REPORT

TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION
We have audited the consolidated balance sheets of Hydrogenics Corporation as at December 31, 2000 and 1999 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP (signed)
Chartered Accountants
Toronto, Canada

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                                        20

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HYDROGENICS CORPORATION
CONSOLIDATED BALANCE SHEETS
as at December 31, 2000 and 1999
(expressed in thousands of U.S. dollars, except per share amounts)

                                                                   2000      1999
                                                                 ------     -----
                                                                      $         $
ASSETS
CURRENT ASSETS
Cash and cash equivalents (note 14).........................     77,436       453
Accounts receivable and unbilled revenues (note 6)..........      2,582       993
Grants receivable...........................................         75       143
Inventories (note 7)........................................      1,213       117
Prepaid expenses............................................        122         8
                                                                 ------     -----
                                                                 81,428     1,714
DEPOSITS (note 3)...........................................         67         -
CAPITAL ASSETS (note 4).....................................      1,497       250
                                                                 ------     -----
                                                                 82,992     1,964
                                                                 ------     -----
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 8)...........      2,463       953
Dividends payable on preferred shares (note 11).............          -        52
Income taxes payable........................................        169         9
                                                                 ------     -----
                                                                  2,632     1,014
LOAN PAYABLE (note 9).......................................        100         -
PREFERRED SHARES (note 11)..................................          -       912
                                                                 ------     -----
                                                                  2,732     1,926
                                                                 ------     -----
SHAREHOLDERS' EQUITY
SHARE CAPITAL (note 11).....................................     80,740       145
DEFICIT.....................................................     (1,843)     (107)
CURRENCY TRANSLATION ADJUSTMENT.............................      1,363         -
                                                                 ------     -----
                                                                 80,260        38
                                                                 ------     -----
                                                                 82,992     1,964
                                                                 ------     -----

COMMITMENTS AND CONTINGENCIES (note 10)

APPROVED BY THE BOARD OF DIRECTORS:


/s/ Norman Seagram                             /s/ Pierre Rivard

Norman Seagram,                                Pierre Rivard,
Chairman                                       Director, President and CEO

The accompanying notes form an integral part of these financial statements.

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                                        21

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT) for the years ended December 31, 2000, 1999 and 1998
(expressed in thousands of U.S. dollars, except per share amounts)

                                                      2000           1999           1998
                                                ----------     ----------     ----------
                                                         $              $              $
REVENUES...................................          8,883          2,674            665
COST OF REVENUES...........................          6,485          2,105            415
                                                ----------     ----------     ----------
                                                     2,398            569            250
OPERATING EXPENSES
Selling, general and administrative........          2,069            534             89
Research and development (note 5)..........            915            424             94
Research and development grants............           (140)          (262)           (49)
Depreciation of capital assets.............             99             18              3
                                                ----------     ----------     ----------
                                                     2,943            714            137
                                                ----------     ----------     ----------
INCOME (LOSS) FROM OPERATIONS..............           (545)          (145)           113
                                                ----------     ----------     ----------
OTHER (INCOME) EXPENSES
Accrued dividend and amortization of
  discount on preferred shares.............            262             73              -
Provincial capital tax.....................            260              -              -
Interest and bank charges..................           (832)            (9)             2
Foreign exchange losses....................          1,329              -              -
                                                ----------     ----------     ----------
                                                     1,019             64              2
                                                ----------     ----------     ----------
INCOME (LOSS) BEFORE INCOME TAXES..........         (1,564)          (209)           111
INCOME TAX EXPENSE (RECOVERY) (note 12)
Current....................................            172              8              4
Future.....................................              -             (9)             8
                                                ----------     ----------     ----------
                                                       172             (1)            12
                                                ----------     ----------     ----------
NET INCOME (LOSS) FOR THE YEAR.............         (1,736)          (208)            99
RETAINED EARNINGS (DEFICIT) - BEGINNING OF
  YEAR.....................................           (107)           101              2
                                                ----------     ----------     ----------
RETAINED EARNINGS (DEFICIT) - END OF
  YEAR.....................................         (1,843)          (107)           101
                                                ----------     ----------     ----------
BASIC AND FULLY DILUTED EARNINGS (LOSS) PER
  SHARE (note 16)..........................          (0.08)         (0.01)          0.01
SHARES USED IN COMPUTING BASIC AND FULLY
  DILUTED EARNINGS (LOSS) PER SHARE........     22,341,370     19,687,500     19,687,500

The accompanying notes form an integral part of these financial statements.

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                                        22

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HYDROGENICS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2000, 1999 and 1998
(expressed in thousands of U.S. dollars, except per share amounts)

                                                                 2000     1999      1998
                                                               ------     ----     -----
                                                                    $        $         $
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Income (loss) for the year................................     (1,736)    (208)       99
Items not affecting cash
  Foreign exchange loss...................................      1,329        -         -
  Depreciation of capital assets..........................        224       45         3
  Amortization of discount on preferred shares............         85       20         -
  Imputed interest on grant payable.......................          7        -         -
  Future income taxes.....................................          -       (9)        8
Net change in non-cash working capital (note 17)..........     (1,122)      66      (262)
                                                               ------     ----     -----
                                                               (1,213)     (86)     (152)
                                                               ------     ----     -----
INVESTING ACTIVITIES
Deposits..................................................        (67)       -         -
Purchase of capital assets................................     (1,492)    (280)      (11)
                                                               ------     ----     -----
                                                               (1,559)    (280)      (11)
                                                               ------     ----     -----
FINANCING ACTIVITIES
Increase in shareholders' advances........................          -        -        12
Repayment of shareholders' advances.......................          -        -       (32)
Increase (decrease) in bank indebtedness..................          -        -       (14)
Increase in loan payable..................................         92        -         -
Preferred shares issued - net of issuance costs...........      3,623        -     1,016
Common shares issued - net of issuance costs..............     76,186        -         -
                                                               ------     ----     -----
                                                               79,901        -       982
                                                               ------     ----     -----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING
  THE YEAR................................................     77,179     (366)      819
EFFECT OF EXCHANGE RATE ON CASH...........................       (146)       -         -
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR.............        453      819         -
                                                               ------     ----     -----
CASH AND CASH EQUIVALENTS - END OF YEAR...................     77,436      453       819
                                                               ------     ----     -----
SUPPLEMENTAL DISCLOSURE
Interest paid.............................................          7        -         2
Income taxes paid.........................................          -        4         -

The accompanying notes form an integral part of these financial statements.

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                                        23

HYDROGENICS CORPORATION
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HYDROGENICS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 2000, 1999 and 1998
(expressed in thousands of U.S. dollars, except per share amounts)

1       DESCRIPTION OF BUSINESS
Hydrogenics Corporation designs, develops and manufactures proton-exchange membrane, or PEM, fuel cell automated test stations. The company's principal customers include automotive companies, fuel cell developers and component suppliers principally located in Canada, the United States and the United Kingdom.

2       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles and include the results of the company and its wholly-owned subsidiaries, Hydrogenics (Japan) Inc. and Hydrogenics USA, Inc., both of which were incorporated in the fourth quarter of 2000.

The functional currency of the company is the Canadian dollar. Effective December 31, 1999, the U.S. dollar was adopted as the reporting currency and the financial information for 1999 and prior years has been presented in U.S. dollars in accordance with a translation of convenience method using the exchange rate of December 31, 1999 of US$1.00 - Cdn$1.4433 being the Bank of Canada noon buying rate at December 31, 1999. For periods subsequent to December 31, 1999, Canadian dollar amounts are translated into the reporting currency using the current rate method, whereby assets and liabilities are translated at the period-end exchange rate, and revenues and expenses are translated at the average exchange rate for the period. Gains or losses from translation into the reporting currency are included in the cumulative translation adjustment in shareholders' equity.

Revenue recognition
Revenues from long-term contracts are determined under the percentage-of-completion method where revenues are recognized on a pro rata basis in relation to contract costs incurred. The company may provide installation services under long-term contracts. These costs are included in determining the percentage of completion and timing of revenue recognition. Unbilled revenues (included in accounts receivable) represent revenues earned in excess of amounts billed on uncompleted contracts.

Revenues related to the sale of fuel cell system component parts are recorded when such parts are delivered.

Product warranty
The company typically provides a warranty for parts and labour for one year and provides for future warranty costs based on management's best estimates of such costs, taking into account the nature of the contracts.

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                                        24

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Grants and investment tax credits
Grants to fund various research activities are received from government and other institutions. These grants are recorded as either a liability, a reduction of the cost of the applicable capital assets, or a credit in the statement of operations and retained earnings (deficit) when earned based on the terms and conditions of the agreements under which the assistance is provided to the company. A liability is recorded when repayment of the obligation is probable.

Investment tax credits related to qualifying research and development expenditures are recorded as either a reduction of the cost of applicable capital assets or credited in the statement of operations and retained earnings (deficit) depending on the nature of the expenditures which gave rise to the credits. Investment tax credits are recognized in the year in which the credits are earned and realization is reasonably assured.

Cash and cash equivalents
Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with original terms to maturity of three months or less.

Inventories
Inventories are primarily raw materials and are valued at the lower of cost, determined on a first-in first-out basis, or market. Market is defined as replacement cost. Finished goods and work-in-progress are recorded at the lower of cost and net realizable value.

Capital assets
Capital assets are recorded at cost less accumulated depreciation. Capital assets are depreciated from the date of acquisition or, in respect of internally constructed research and development equipment, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labour and directly attributable overhead costs.

Depreciation is computed using the declining balance method or straight-line method as follows:

Computer hardware and software                                    30% per annum
Office furniture and equipment                                    20% per annum
Research and development equipment                                30% per annum
Automobiles                                                       30% per annum
Leasehold improvements                       Straight line over the term of the
                                                                          lease

Long-lived assets
The company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of any asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the net recoverable amount.

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                                        25

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

Research and development costs
Research and product development costs are expensed as incurred until technological feasibility is reached, there is intention to produce or market the developed product and the future market is clearly defined. Costs for research and development equipment that have alternative uses are capitalized.

Costs incurred in applying for patents and licenses are expensed as incurred.

Foreign currency translation
Monetary assets and liabilities denominated in currencies other than the Canadian dollar, the company's functional currency, are translated at the rate of exchange in effect at the end of the year. Revenue and expense items are translated into Canadian dollars at the rate of exchange in effect on the dates transactions occur. Exchange gains or losses are reflected in other expenses. See note 2 "basis of presentation" regarding the company's reporting currency.

Financial instruments
Financial instruments are initially recorded at historical cost. If subsequent circumstances indicate that a decline in the fair value of a financial instrument is other than temporary, the financial asset is written down to its fair value.

Use of estimates
The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation
No compensation expense is recognized when stock options are granted to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Income taxes
Income taxes are recorded using the liability method. Future income tax amounts arise due to the temporary differences in the assets and liabilities between their accounting and income tax bases. Future tax assets are recognized to the extent that realization of such benefits is more likely than not.

3       DEPOSITS
Deposits represent amounts paid as security for rental property and utility services.

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                                        26

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4       CAPITAL ASSETS

                                                                 2000    1999
                                                                -----    ----
                                                                    $       $
Cost
  Computer hardware and software                                  253      65
  Office furniture and equipment                                  307      59
  Research and development equipment                            1,032     176
  Automobiles                                                      16       -
  Leasehold improvements                                          148       -
                                                                -----    ----
                                                                1,756     300
                                                                -----    ----
Accumulated depreciation
  Computer hardware and software                                   58      16
  Office furniture and equipment                                   43       8
  Research and development equipment                              149      26
  Automobiles                                                       1       -
  Leasehold improvements                                            8       -
                                                                -----    ----
                                                                  259      50
                                                                -----    ----
Net
  Computer hardware and software                                  195      49
  Office furniture and equipment                                  264      51
  Research and development equipment                              883     150
  Automobiles                                                      15       -
  Leasehold improvements                                          140       -
                                                                -----    ----
                                                                1,497     250
                                                                -----    ----

5       RESEARCH AND DEVELOPMENT
Research and development expenses consist of the following:

                                                                2000    1999    1998
                                                                ----    ----    ----
                                                                   $       $       $
Materials                                                        586     184      59
Labour                                                           301     189     127
Overhead                                                          20       -       -
Subcontracts                                                       -       6      10
Patent costs                                                     110      19       5
Depreciation of research and development assets                  125      26       -
Investment tax credits                                          (227)      -    (107)
                                                                ----    ----    ----
                                                                 915     424      94
                                                                ----    ----    ----

The company develops products and related technology using its own resources and through product development and demonstration contracts with various government and public sector agencies. The company owns or is entitled to use the products and technology developed under these contracts.

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                                        27

HYDROGENICS CORPORATION
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The company obtains protection of the intellectual property, which it develops, by filing for patents in Canada, the United States and other countries. Legal expenditures related to such filings in the year are included above.

6       ACCOUNTS RECEIVABLE AND UNBILLED REVENUES
Accounts receivable and unbilled revenues consist of the following amounts:

                                                                 2000     1999
                                                                -----    -----
                                                                    $        $
Trade accounts receivable                                       1,939      158
Less: Allowance for doubtful accounts                               -      (13)
Goods and services tax                                            253       77
Refundable investment tax credits                                 333       92
Unbilled revenues on contracts-in-progress                         57    1,390
Less: Progress payments                                             -     (711)
                                                                -----    -----
                                                                2,582      993
                                                                -----    -----

Progress payments relate to contracts-in-progress at the end of the year with unbilled revenues.

7       INVENTORIES
Inventories include the following accounts:

                                                                   2000     1999
                                                                 ------     ----
                                                                      $        $
Raw materials                                                     1,161      117
Work-in-progress                                                     18        -
Finished goods                                                       34        -
                                                                 ------     ----
                                                                  1,213      117
                                                                 ------     ----

8       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following accounts:

                                                                 2000     1999
                                                                -----    -----
                                                                    $        $
Trade accounts payable                                          1,816      801
Provincial capital tax                                            265        -
Accrued payroll costs                                              80       34
Warranty accrual                                                  186       87
Other                                                             116       31
                                                                -----    -----
                                                                2,463      953
                                                                -----    -----

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                                        28

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9       LOAN PAYABLE
In April 2000, the company received $92 in repayable grant financing from a government agency for research and development activities. The principal is repayable over a four-year period commencing April 1, 2005. The amount repayable in each quarter is 1.3% of the company's gross revenues for the proceeding quarter. The maximum amount repayable is 150% of the principal representing an effective interest rate of 10% per year.

The company has charged to expense imputed interest of $7 (1999 - $nil).

10      COMMITMENTS AND CONTINGENCIES
The company incurred rental expenses under operating leases of $390 in 2000 (1999 - $30; 1998 - $17) The company has future minimum lease payments under operating leases relating to premises and office equipment at December 31, 2000 as follows:

                                                                    $
                                                                -----
2001                                                              875
2002                                                              858
2003                                                              706
2004                                                              687
2005                                                              456
                                                                -----
                                                                3,582
                                                                -----

The company has entered into repayable contribution and other research and development arrangements with the Department of Natural Resources (DNR), the National Research Council, Canada (NRC), and the University of Quebec at Trois Rivieres (UQTR). Under these arrangements, the company will receive up to a cumulative amount of Cdn$1,521 (1999 - Cdn$1,418; 1998 - Cdn$312) towards agreed upon research and development project costs. The utilized amount of the advances at December 31, 2000 was Cdn$986 (1999 - Cdn$682; 1998 - Cdn$304). In return,
DNR, NRC and UQTR have a right to receive as repayments, 1.3% to 4% of gross revenue received by the company as a result of the commercial exploitation of the associated technology. These arrangements will expire in stages between September 30, 2006 and March 31, 2016, or when total payments paid reach the utilized amount of the advance, depending on the terms of the individual contracts.

Research and development arrangements that obligate the company to repay the funds regardless of the outcome or commercialization of the research and development are recognized as liabilities.

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                                        29

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

11      SHARE CAPITAL AND PREFERRED SHARES
The authorized capital stock of the company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

                                                            2000    1999
                                                          ------    ----
                                                               $       $
ISSUED AND OUTSTANDING
35,560,000 (1999 - 19,687,500) common shares              80,740      21
Other equity                                                   -     124
                                                          ------    ----
                                                          80,740     145
                                                          ------    ----

During 2000, the company completed a reverse share split reducing the number of common shares from 3,000,000 to 2,812,500. Prior to the initial public offering, the shares were split on a seven to one basis. The effect of these splits has been recognized retroactively in all share and per share data in the financial statements and notes.

On December 21, 1998, the company issued 750,000 Series A preferred shares at $1.39 (Cdn$2.00) per share for proceeds, net of issue costs, of $1,015 (Cdn$1,466). These shares were voting, convertible, redeemable and earned 5% cumulative dividends.

On January 24, 2000, the company issued 510,500 Series B preferred shares at $7.27 (Cdn$10.50) per share for proceeds, net of issue costs, of $3,623 (Cdn$5,261). These shares were voting, convertible, redeemable and earned 5% cumulative dividends.

For financial reporting purposes, the Series A and B preferred shares have liability and equity components. The liability component was based on discounted future cash flows to the holders of the preferred shares and was recorded as preferred shares on the balance sheets. The remaining balance of $567 was included in other equity within share capital. Accrued dividend and amortization of discount on the debt component is charged to the statement of operations in the period.

On November 1, 2000, the company completed an initial public offering and listed the common shares on the NASDAQ National Market and The Toronto Stock Exchange, and issued 7,000,000 common shares raising proceeds of $76,167 net of issue costs of $7,833.

On November 1, 2000, all outstanding Series A and B preferred shares were converted to common shares in accordance with the terms of the share agreements. A total of 8,823,500 common shares were issued for a total of $4,529. At conversion, $229 cumulative dividends were paid to the preferred shareholders.

During 2000, the Company adopted a broad-based employee share option plan. This plan replaces previous employee share purchase arrangements. The number of common shares that may be issued under the share option plan is limited to 4,641,000. All options are for a term of 10 years from the date of grant and vest over three years unless otherwise determined by the board of directors. As at December 31, 2000, 1,981,438 options are fully vested and the remainder vest over four years from the date of grant. Under Canadian generally accepted

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                                        30

--------------------------------------------------------------------------------

accounting principles ("GAAP") no compensation expense has been recorded in respect of these options. A summary of the company's stock option activity is as follows:

                                                                                      WEIGHTED
                                                                                       AVERAGE
                                                               OPTIONS FOR      EXERCISE PRICE
                                                             COMMON SHARES                CAN$
                                                       -------------------    ----------------
Balance - December 31, 1998                                              -                   -
Options granted                                                  1,394,533                0.22
                                                       -------------------
Balance - December 31, 1999                                      1,394,533                0.22
Options granted                                                  2,547,117                1.21
Options exercised                                                  (49,000)               0.72
                                                       -------------------
Balance - December 31, 2000                                      3,892,650                0.86
                                                       -------------------

The following table summarizes information about the company's share options outstanding as at December 31, 2000:

                                                     WEIGHTED
                                 NUMBER               AVERAGE                   NUMBER
EXERCISE PRICE           OUTSTANDING AT             REMAINING           EXERCISABLE AT
          CAN$        DECEMBER 31, 2000      CONTRACTUAL LIFE        DECEMBER 31, 2000
-------------         -----------------      ----------------        -----------------
         0.05                 1,312,500                  8.89                  861,329
         0.29                 1,834,000                  8.74                  950,797
         1.05                   392,000                  9.23                  162,313
 1.50 to 5.07                   125,300                  9.46                    7,000
 4.29 to 5.00                    78,750                  9.50                        -
         5.85                    17,000                  9.96                        -
6.43 to 10.00                    20,650                  9.67                        -
        10.71                    14,350                  9.69                        -
        11.43                    84,700                  9.60                        -
        12.14                     8,400                  9.76                        -
        18.12                     5,000                  9.84                        -
                      -----------------                              -----------------
                              3,892,650                                      1,981,439
                      -----------------                              -----------------

All options granted after November 1, 2000, the date of the company's initial public offering, have an exercise price equal to the market price of the company's shares on the date of grant.

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                                        31

HYDROGENICS CORPORATION
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12      INCOME TAXES
Significant components of the company's future income tax asset are:

                                                                 2000     1999
                                                                ------    ----
                                                                     $       $
Non capital losses                                                 878       -
Investment tax credits                                              22       -
Warranty and other provisions                                      113      19
Capital assets                                                     (59)      2
Share issue costs                                                3,235       -
Unrealized foreign exchange loss                                   715       -
Valuation allowance                                             (4,904)    (21)
                                                                ------    ----
                                                                     -       -
                                                                ------    ----

The company's computation of income tax expense (benefit) is as follows:

                                                                  2000     1999    1998
                                                                ------    -----    -----
                                                                     $        $        $
Income (loss) before income taxes                               (1,564)    (208)     110
                                                                ------    -----    -----
Statutory income tax rate                                        34.95%   21.62%   22.12%
                                                                ------    -----    -----
Income taxes at statutory rate                                    (547)     (45)      24
  Non-deductible interest                                           91       16        -
  Other permanent differences                                       18        7      (12)
  Large corporations tax                                           172        -        -
  Change in valuation allowance                                    438       21        -
                                                                ------    -----    -----
Income tax expense (benefit)                                       172       (1)      12
                                                                ------    -----    -----

As at December 31, 2000, the company has available federal loss carry-forwards of $1,320 (1999 - $17; 1998 - $nil) that may be used to reduce federal taxable income in future years, expiring in 2007. In addition, the company has available provincial loss carry-forwards of $1,840 (1999 - $551; 1998 - $nil) that may be used to reduce provincial taxable income in future years, expiring between 2006 and 2007. The company has earned non-refundable investment tax credits amounting to approximately $22 (1999 - $nil; 1998 - $nil) that can be used to reduce future federal income taxes payable, expiring in 2009. Due to the uncertainties related to the industry in which the company operates, the tax benefit of the above carried forward amounts has been completely offset by the valuation allowance.

13      RELATED PARTY TRANSACTIONS
In the normal course of operations, the company subcontracts certain manufacturing functions to a company owned by a relative of one of the principal shareholders of Hydrogenics Corporation. Billings by this related company for manufacturing functions totaled $615 (1999 - $178; 1998 - $67). There were sales to the related company in relation to project work it was involved with totaling $nil (1999 - $3; 1998 - $36). At December 31, 2000, the company has an accounts payable balance due to this related company of $46 (1999 - $69).

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

14      FINANCIAL INSTRUMENTS
At December 31, 2000 and 1999, the fair values of cash and cash equivalents, accounts receivable, grants receivable, accounts payable and accrued liabilities approximate their respective carrying values because of the short-term nature of these instruments. Preferred shares and loan payable are at market terms and accordingly, fair value approximates carrying value.

U.S. dollar-denominated amounts included with cash and cash equivalents at December 31, 2000 are $75,547 (Cdn$116,313) (1999 - $616 (Cdn$804)). All amounts are with major financial institutions within Canada.

A substantial portion of the company's accounts receivable are with a limited number of customers (note 18).

15      LINE OF CREDIT
The company has an operating line of credit available up to $173 (Cdn$250). As at December 31, 2000, the company had not drawn on this line (1999 - $nil). The operating facility bears interest at Royal Bank of Canada prime rate plus 1.75%, is due on demand and includes a general security agreement over all assets.

16      NET EARNINGS (LOSS) PER SHARE
Net earnings (loss) per share is calculated using the weighted average number of common shares outstanding for the year, adjusted for stock splits, of 22,341,370 shares in 2000 (1999 - 19,687,500; 1998 - 19,687,500). No effect has been given to the potential exercise of stock options in the calculation of fully diluted earnings (loss) per share as the effect would be antidilutive.

17      STATEMENT OF CASH FLOWS
Net change in working capital is as follows:

                                                                  2000    1999    1998
                                                                ------    ----    ----
                                                                     $       $       $
Decrease (increase) in current assets
  Accounts receivable and unbilled revenues                     (1,626)   (639)   (314)
  Grants receivable                                                 63    (109)      3
  Inventories                                                   (1,100)    (89)    (28)
  Prepaid expenses                                                (114)     (8)      1
Increase (decrease) in current liabilities
  Accounts payable and accrued liabilities                       1,545     850      80
  Income taxes payable                                             160       9      (4)
  Dividends payable                                                (50)     52       -
                                                                ------    ----    ----
                                                                (1,122)     66    (262)
                                                                ------    ----    ----

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

18      SEGMENTED FINANCIAL INFORMATION
The company currently operates in a single operating segment, being the design, development and manufacturing of proton-exchange membrane, or PEM, fuel cell automated test stations. Substantially all the company's operations including capital assets are located in Canada. The distribution of revenue determined by location of customers is as follows:

                                                                 2000     1999    1998
                                                                -----    -----    ----
                                                                    $        $       $
Canada                                                             35       77     160
United States                                                   5,098    1,753     505
United Kingdom                                                  3,442      795       -
Rest of World                                                     308       49       -
                                                                -----    -----    ----
                                                                8,883    2,674     665
                                                                -----    -----    ----

The company's largest customers comprise the following percentages of total sales:

                                                                2000    1999    1998
                                                                ----    ----    ----
                                                                   %       %       %
First                                                             39      36      45
Second                                                            29      30      23
Third                                                             10      14      15
Fourth                                                             7       9      11
Others                                                            15      11       6
                                                                ----    ----    ----
                                                                 100     100     100
                                                                ----    ----    ----

19 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

The financial statements have been prepared in accordance with Canadian generally accepted accounting practices (Canadian GAAP), which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP).

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The reconciliation of net income (loss) based on Canadian GAAP to conform to U.S. GAAP is as follows:

                                                                      2000          1999
                                                                ----------    ----------
                                                                         $             $
Net income (loss) for the year based on Canadian GAAP               (1,736)         (208)
Accrued dividends and amortization of discount on preferred
  shares                                                               262            73
Change in reporting currency                                             -             4
Stock-based compensation                                            (3,369)          (34)
                                                                ----------    ----------
Net income (loss) for the year based on U.S. GAAP                   (4,843)         (165)
Other comprehensive income (loss)
  Foreign currency translation                                       1,360             1
                                                                ----------    ----------
Comprehensive income (loss) based on U.S. GAAP                      (3,483)         (164)
                                                                ----------    ----------
Basic and diluted earnings (loss) per share based on U.S.
  GAAP                                                               (0.22)        (0.01)
Weighted average number of shares used in calculating
  earnings (loss) per share                                     22,341,370    19,687,500

The effect of these adjustments on the shareholders' equity of the company is as follows:

                                                                  2000    1999
                                                                ------    ----
Shareholders' equity based on Canadian GAAP                     80,260      38
Equity component of preferred shares                                 -    (124)
Cumulative amortization of discount on preferred shares              -      21
                                                                ------    ----
Shareholders' equity (deficiency) based on U.S. GAAP            80,260     (65)
                                                                ------    ----

----------

(i)   Preferred Shares

     Under Canadian GAAP, convertible, redeemable, preferred shares are presented as debt and equity components on the balance sheet. The statement of operations includes a charge for interest on the debt component and dividends. However, under U.S. GAAP, these preferred shares meet the definition of mandatorily redeemable shares, which are considered a component of temporary equity outside of shareholders' equity and dividends are charged directly to equity.

(ii)  Stock-based compensation

     Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options. For U.S. GAAP reporting, the company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. At December 31,

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

     2000, equity balances for deferred stock-based compensation and stock options outstanding are $5,762 and $2,589, respectively.

     Had the company determined compensation cost, based on the fair value method as prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation," the fair market value of the stock options granted in 2000 would be $3,822 (1999 - $108) and the pro forma net (loss) income would be $(5,444) ($(0.15) loss per share ) (1999 - $(185), $(0.09) loss per share). Stock options are valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 6.25%, expected life of four years and expected volatility of 100%.

(iii)  New accounting standards

     For U.S. GAAP reporting purposes, the company will be required to adopt FAS 133 "Accounting for Derivative Instruments and Hedging Activities" for the 2001 fiscal year. The company does not use derivative financial instruments for trading purposes and, at present, does not enter into hedging transactions and therefore the impact of adopting FAS 133 on financial reporting will not be material.

     For Canadian GAAP reporting purposes, the company will adopt the new Canadian standard for reporting earnings per share effective January 1, 2001. The new requirements are in line with U.S. standards. The treasury stock method is to be used, instead of the current imputed earnings approach, for determining the dilutive effect of options.

(iv)  Change in reporting currency

     As discussed in note 2, effective as of December 31, 1999, the company adopted the U.S. dollar as its reporting currency. Under U.S. GAAP, the financial statements, including prior years', are translated according to the current rate method whereby revenues and expenses are translated at exchange rates prevailing at the respective transaction dates. Under Canadian GAAP, at the time of change in reporting currency, the historical financial statements are presented using a translation of convenience whereby all amounts for the current year and comparative figures were translated at the exchange rate prevailing at December 31, 1999.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     The condensed balance sheets as at December 31, 2000 and 1999, and statements of operations and cash flows for the years ended December 31, 2000 and 1999, after giving effect to the change in reporting currency under U.S. GAAP, are as follows:

                                                                       2000     1999
                                                                     ------    -----
                                                                          $        $
     Current assets                                                  81,428    1,714
     Total assets                                                    82,992    1,964
     Current liabilities                                              2,632      962
     Total liabilities                                                2,732      962
     Mandatorily redeemable preferred shares                              -    1,067
     Shareholders' equity (deficiency)                               80,260      (65)

                                                                       2000     1999
                                                                     ------    -----
                                                                          $        $
     Revenues                                                         8,883    2,598
     Cost of revenues                                                 6,485    2,045
     Operating expenses                                               6,312      727
     Loss from operations                                            (3,914)    (174)
     Loss for the period                                             (4,843)    (165)

                                                                       2000     1999
                                                                     ------    -----
                                                                          $        $
     Cash used in operating activities                                 (984)     (83)
     Cash used in investing activities                               (1,559)    (272)
     Cash used in financing activities                               79,672        -

(v)   Comprehensive income

     U.S. GAAP requires disclosure of comprehensive income which comprises income (loss) and other comprehensive income. The only item of other comprehensive income for the company is the charge to the currency translation account. Under Canadian GAAP, there is no standard for reporting comprehensive income.

(vi)  Earnings (loss) per share

     The numerator for purposes of calculating earnings (loss) per share has been calculated as follows:

                                                                       2000    1999
                                                                     ------    ----
                                                                          $       $
     Net income (loss)                                               (4,843)   (165)
     Less: Dividends on preferred shares                                179      50
                                                                     ------    ----
     Income (loss) available to common shares                        (5,022)   (215)
                                                                     ------    ----

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

CORPORATE INFORMATION

MANAGEMENT
Pierre Rivard,
President & Chief Executive Officer
Boyd Taylor
Vice President, Sales & Marketing
Joseph Cargnelli
Vice President, Technology
Dr. Ravi B. Gopal
Vice President, Engineering, R&D
Robert Edwards
Vice President, Finance & Administration
Charley Pappas
Vice President, Engineering, Operations
Jonathan Lundy
Vice President, Corporate Affairs and Corporate Secretary

BOARD OF DIRECTORS
Norman Seagram(1,2,3), Chairman
President, Sportsco International LP
Donald J. Lowry(1,2,3), Director
Chief Executive Officer, Epcor Utilities Inc.
Don J. Morrison, Director
Senior Vice President, Investments
Working Ventures Canadian Fund Inc.
Dr. Robert Lee(1), Director
Independent Technical Advisor to Air Liquide Canada
Pierre Rivard(2,3), Director
Boyd Taylor, Director
Joseph Cargnelli, Director

LEGAL COUNSEL
Corporate (Canada):
Osler, Hoskin & Harcourt LLP
1 First Canadian Place
Toronto, ON, M5X 1B8
Corporate (USA):
Brobeck, Phleger & Harrison LLP
1633 Broadway, 47th Floor
New York, NY 10019
United States of America
Intellectual Property:
Bereskin & Parr
40 King Street West
Toronto, Ontario, M5H 3Y2

AUDITORS
PricewaterhouseCoopers LLP
145 King Street West
Toronto, ON, M5H 1V8

TRANSFER AGENT
CIBC Mellon Trust Company
20 Bay Street
P.O. Box 1
Toronto, ON, M5H 4A6

CORPORATE OFFICE
Hydrogenics Corporation
5985 McLaughlin Rd.
Mississauga, ON, L5R 1B8

CORPORATE SUBSIDIARIES
Hydrogenics USA, Inc.
Hydrogenics (Japan) Inc.

STOCK EXCHANGE LISTINGS
Nasdaq National Market
Symbol: HYGS
The Toronto Stock Exchange
Symbol: HYG

CORPORATE WEB SITE
www.hydrogenics.com

SHAREHOLDER INQUIRIES
Investor Relations
Hydrogenics Corporation
5985 McLaughlin Rd.
Mississauga, ON, L5R 1B8
Tel: 905-361-3660
Fax: 905-361-3626
Email: investors@hydrogenics.com

CORPORATE COMMUNICATION
To be placed on the Company's mailing list for Quarterly Reports and News Releases please email investors@hydrogenics.com or contact (905) 361-3631. For other information about Hydrogenics or inquiries please contact one of the following:
Company website: www.hydrogenics.com
Email: investors@hydrogenics.com
Tel: (905) 361-3660
Fax: (905) 361-3626

1   Member of our Audit Committee
2   Member of our Management Development and Compensation Committee
3   Member of our Nomination and Corporate Governance Committee

                               [HYDROGENICS LOGO]

--------------------------------------------------------------------------------

"HYDROGENICS CORPORATION
5985 McLaughlin Road
Mississauga, Ontario
Canada L5R 1B8
Phone: 905-361-3660
Fax: 905-361-3626
www.hydrogenics.com"